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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 02 2021

Washington DC
413

SEC FILE NUMBER
8- 67717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Iroquois Capital Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

3100 West End Avenue, Suite 910

(No. and Street)

Nashville   TN   37203

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ashley L. Holloway   (615) 467-7204

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP

(Name – if individual, state last, first, middle name)

222 Second Avenue South, Suite 1240   Nashville, TN 37201

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William A. McGugin__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Iroquois Capital Advisors, LLC__ , as of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__CEO / President__
Title

Margaret Mary Burnhart
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IROQUOIS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

As of and for the year ended

December 31, 2020

IROQUOIS CAPITAL ADVISORS, LLC

CONTENTS

SUPPLEMENTARY INFORMATION


Cherry Bekaert^{LLP}

CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Iroquois Capital Advisors, LLC
Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Iroquois Capital Advisors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts, and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the *Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission* has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Nashville Tennessee
February 18, 2021

We have served as the Company's auditor since 2020.

cbh.com

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	172,167
Due from Iroquois Capital Group, Inc.		32,702
Prepaid expenses		1,908
TOTAL ASSETS	$	206,777

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	86,091
MEMBER'S EQUITY		120,686
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	206,777

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

REVENUES		
Commissions	$	1,155,125
EXPENSES		
Compensation and benefits		89,742
Professional fees		7,063
Occupancy		2,949
Management fee		1,034,490
Insurance		22,346
Taxes and licenses		9,154
Other		8,441
Total expenses		1,174,185
LOSS BEFORE INCOME TAXES		**(19,060)**
Income tax benefit		5,224
NET LOSS	$	(13,836)

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2020

BALANCE - December 31, 2019	$	134,522
Net loss		(13,836)
BALANCE - December 31, 2020	$	120,686

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2020

BALANCE - December 31, 2019	$ -
Increase (decrease)	-
BALANCE - December 31, 2020	$ -

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

OPERATING ACTIVITIES

Net loss	$ (13,836)
Adjustments to reconcile net loss to net cash flows from operating activities	
Changes in operating assets and liabilities -	
Due to/ from Iroquois Capital Group, Inc.	5,053
Prepaid expenses	(430)
Accounts payable	41,550
NET CASH FLOWS FROM OPERATING ACTIVITIES	32,337
CASH - beginning of year	139,830
CASH - end of year	$ 172,167

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Iroquois Capital Advisors, LLC (the Company), a Delaware limited liability company, engages in the private placement of preferred stock of private real estate investment trusts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Iroquois Capital Group, Inc. (ICG), a Delaware corporation. Clients are primarily in Middle Tennessee.

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

INCOME TAXES - The Company is a single member limited liability company, which is a disregarded entity for federal and Tennessee income tax purposes. Consequently, the Company does not file income tax returns and all federal and Tennessee tax effects of the Company's income, gains, and losses are included on the member's tax return.

The Company is a member of a group of companies that file a consolidated federal income tax return and joins its sole member, ICG, in filing consolidated state income tax returns in Delaware and Tennessee. The consolidated entity allocates income taxes to the Company on a separate return basis as if it were a separate taxpayer. Accordingly, the Company recognized in the Statement of Operations an income tax expense for the year ended December 31, 2020, totaling ($5,224). The income tax expense differs from amounts that would be calculated by applying statutory rates to income before income taxes primarily due to nondeductible expenses.

Accounting principles generally accepted in the United States of America require management to evaluate the tax position taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax position taken by the Company and as of December 31, 2020, there are no uncertain tax positions that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Company's income is no longer subject to federal and state income tax examinations by tax authorities for tax years before 2017.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

SECURITIES TRANSACTIONS - Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through written subscription agreements between investment issuers and investors.

REVENUE – In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods or services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company for reporting periods beginning after December 15, 2017. On April 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were available to be issued.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with ICG. Under the agreement, the Company shares various expenses, including occupancy, utilities, salaries, and other expenses. Total fees paid by the Company to ICG under the agreement amounted to $120,180 for the year ended December 31, 2020. During the year ended December 31, 2020, the Company also paid a management fee to ICG in the amount of $1,034,490.

The Company also has an expense sharing agreement with REIT Investment Group, LLC (RIG), owned 51% by ICG. Under the agreement, the Company shares insurance, accounting, and other fees. Total fees received by the Company from RIG under the agreement amounted to $17,410.50 for the year ended December 31, 2020.

As of December 31, 2020, the Company had a receivable due from its sole member, ICG, in the amount of $32,702.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital as defined of $86,076, which was $80,337 in excess of its required net capital of $5,000.

NOTE 5 - RESERVE REQUIREMENTS

As of December 31, 2020, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption in reliance on Footnote 74 in SEC Release 34-70073 as the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE 6 - COMMITMENTS & CONTIGENT LIABILITIES

Liabilities for loss contingencies rising from claims, assessments, litigation, guarantees, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonable estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There were no matters existing that required the company to record or disclose such a liability in the financial statements.

SUPPLEMENTARY INFORMATION

IROQUOIS CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2020

Net capital

Total member's equity	$	120,686
Less non-allowable assets -		
Accounts Receivable and Prepaid expenses		34,610
Net capital	$	86,076

Aggregate indebtedness

Accounts payable	$	86,091
Total aggregate indebtedness	$	86,091
Percentage of aggregate indebtedness to net capital		100.02 %
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregated indebtedness)	$	5,739
Excess net capital	$	80,337
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$	77,467

Reconciliation with Company's computation (included in Part II of Form X-17 A-5 as of December 31, 2020

Net capital, as reported in Company's Part II (unaudited Focus report)	$	86,076
Net audit adjustment		-
Net capital per audit	$	86,076

Note: There are no significant differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.



Cherry Bekaert™

CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Iroquois Capital Advisors, LLC
Nashville, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report (Page 13), in which (1) Iroquois Capital Advisors, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing private placement services, and (2) The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
February 18, 2021

cbh.com

IROQUOIS CAPITAL ADVISORS, LLC

EXEMPTION REPORT

December 31, 2020

Iroquois Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to the Rule I 7a-5 promulgated by the Securities and Exchange Commission (17 C.FR. §240.17a-5, 'Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) As set for in the Company's Membership Agreement, the Company is considered a "Non-Covered Firm" not subject to (i.e., exempt from) 17 C.F.R 240.15c3-3 and is filing an Exemption Report in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued to SEC staff. The Company limits its business activities exclusively to providing private placements of securities.

2) The Company did not (i) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) carry accounts of or for customers; or (iii) carry PAB accounts (as defined in Rule 15-c-3-3), for the period from January 1, 2020 through the year-ended December 31, 2020, without exception.

Signed on behalf of Iroquois Capital Advisors, LLC:

William A. McGugin, CEO
February 15, 2021

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION



Cherry Bekaert[LLP]
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on
Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Member
Iroquois Capital Advisors
Nashville, Tennessee

We have performed the procedures included in SEC Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Iroquois Capital Advisors, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020 with amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reconciling adjusted amounts to the Company's trial balance, noting no differences; and,

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
February 18, 2021

IROQUOIS CAPITAL ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

Year Ended December 31, 2020

Form	Assessment	Payment Date	Amount Paid	Name of SIPC Collection Agent to Whom Mailed
SIPC-6	$ 641	07-07-20	$ 641	All payments were mailed with related forms to:
SIPC-7	$ 1,091	01-26-21	1,091	Securities Investor Protection Corporation, P.O. Box 92185, Washington, D.C. 20090-2185
			$ 1,732	

There were no underpayments during the year ended December 31, 2020, and no overpayments applied from prior periods or carried forward to future periods.